FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Semiannual Results 2003
(Six-Month Period Ended September 30, 2003)

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 7, 2003

Commission File Number   09929

MITSUI & CO., LTD.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Signatures
Consolidated Semiannual Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2003

MITSUI & CO., LTD

By:	/s/ Tasuku Kondo Name: Tasuku Kondo Title: Executive Director Senior Executive Managing Officer Chief Financial Officer

Consolidated Semiannual Results 2003

(Six-Month Period Ended September 30, 2003)
[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, November 7, 2003 — Mitsui & Co., Ltd. announced its consolidated results for the six-month period ended September 30, 2003.

Mitsui & Co., Ltd. and subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts : Yuji Takagi, General Manager, Corporate Communications Division TEL 81-3-3285-7533

1.	Consolidated financial results for the six-month period ended September 30, 2003 (Unaudited) (from April 1, 2003 to September 30, 2003)

(1)	Consolidated operating results information

					Income from continuing
					operations before income
	Total trading		Revenue-		taxes, minority interests
	transactions		gross trading profit		and equity in earnings

	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%

Six-month period ended September 30, 2003	5,949,940	9.0	293,592	6.9	38,751	12.6
Six-month period ended September 30, 2002	5,459,070	(2.5)	274,674	1.7	34,429	(22.3)

Year ended March 31, 2003	11,482,106		569,724		62,431

			Net income per	Net income per
	Net income		share, basic	share, diluted

	Millions of Yen	%	Yen	Yen

Six-month period ended September 30, 2003	25,822	4.2	16.33	15.48
Six-month period ended September 30, 2002	24,789	5.9	15.66	14.73

Year ended March 31, 2003	31,138		19.68	18.69

Notes:

1.	Equity in earnings of associated companies — net for the six-month periods ended September 30, 2003 and 2002, and for the year ended March 31, 2003 were ¥16,096 million, ¥11,812 million and ¥15,295 million, respectively.

2.	Average number of outstanding shares during the six-month periods ended September 30, 2003 and 2002, and for the year ended March 31, 2003 were 1,581,282,600, 1,582,971,930, and 1,582,278,485, respectively.

3.	Change in accounting principles applied : Yes

4.	Percentage figures for Total trading transactions, Revenue-gross trading profit, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income for the six-month period represent changes from the corresponding six-month period of the previous year.

5.	Parentheses represent negative figures or decreases.

6.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries( the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

7.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the six-month period ended September 30, 2002 and for the year ended March 31, 2003 relating to discontinued operations have been reclassified.

8.	In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes by the Emerging Issues Task Force under U.S. GAAP, all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total trading transactions effective April 1, 2003. In relation to this change, the figures for the six-month period ended September 30, 2002 and for the year ended March 31, 2003 have been restated.

(2)	Consolidated financial position information

		Shareholders’	Shareholders’	Shareholders’
	Total assets	equity	equity ratio	equity per share

	Millions of Yen	Millions of Yen	%	Yen

September 30, 2003	6,470,993	915,218	14.1	578.82
September 30, 2002	6,397,712	879,634	13.7	555.76

March 31, 2003	6,540,520	862,147	13.2	545.19

Note:	Number of outstanding shares at September 30, 2003, September 30, 2002 and March 31, 2003 were 1,581,188,207, 1,582,763,882, and 1,581,376,992, respectively.

(3)  Consolidated cash flows information

		Net cash (used in)	Net cash (used in)
	Net cash provided	provided by	provided by	Cash and cash
	by operating	investing	financing	equivalents at end
	activities	activities	activities	of period / year

	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Six-month period ended September 30, 2003	102,285	(90,327)	(36,572)	662,963
Six-month period ended September 30, 2002	73,642	45,368	(14,802)	730,525

Year ended March 31, 2003	52,148	(4,244)	17,824	694,813

Note:	The companies changed their policy concerning which items are treated as cash equivalents on April 1, 2003, and decided to include certain short-term investment securities which are readily convertible to known amounts of cash and present no significant risk of changes in value in cash equivalents. In relation to this change, amounts presented for the six-month period ended September 30, 2002 and for the year ended March 31, 2003 have been restated.

2.	Forecast of consolidated operating results for the fiscal year ending March 31, 2004 (Year from April 1, 2003 to March 31, 2004)

	Total trading transactions	Net income

	Millions of Yen	Millions of Yen

Year ending March 31, 2004	12,200,000	65,000

Note: Forecasted basic net income per share for the year ending March 31, 2004:	Yen 41.11

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Highlights of operating results for the six-month period ended September 30, 2003

Total trading transactions:

Total trading transactions for the six-month period ended September 30, 2003 increased ¥490.9 billion to ¥5,949.9 billion, which is mainly attributable to:

•	the increase of industrial plants and ocean transport vessels exported in the Machinery, Electronics & Information Segment;

•	the increase of LNG transaction volume in the Energy Segment; and

•	higher overall market prices for petrochemicals in the Chemical Segment.

     See page 1 for an explanation of Total trading transactions.

     Revenue—gross trading profit rose ¥18.9 billion to ¥293.6 billion, due to the contribution by newly consolidated subsidiaries and the increase of total trading transactions in the Chemical Segment and Machinery, Electronics & Information Segment.

     Selling, general and administrative (“SGA”) expense increased ¥19.0 billion to ¥239.8 billion. This increase is attributable to newly consolidated subsidiaries and the increase of severance cost in the parent company.

     Provision for doubtful receivables decreased ¥2.7 billion to ¥3.6 billion. This decrease was due to a significant provision recorded in the previous period for the customers in Latin America reflecting weak economic conditions and the deterioration of the business environment in the airline industry in the United States.

     Other expense—net increased ¥7.9 billion to ¥11.7 billion due to the settlement of antitrust lawsuit in the United States. Loss on write-down of securities decreased ¥4.4 billion to ¥6.6 billion.

     As a result of the above, income from continuing operations before income taxes, minority interests and equity in earnings increased ¥4.3 billion to ¥38.8 billion.

     Equity in earnings of associated companies—net (after income tax effect) increased ¥4.3 billion to ¥16.1 billion, due to continuously strong performance in overseas energy and mineral resources related associated companies, despite the decrease in a food related associated company in the United States. In addition, we had recognized the impairment of goodwill on an investment in a domestic IT related associated company due to a sharp decline in its stock price in the previous period.

     As a result of these developments, net income increased ¥1.0 billion to ¥25.8 billion, after the deduction of net loss of ¥1.0 billion from discontinued operations and net loss of the cumulative effect of applying SFAS No. 143, “Accounting for Asset Retirement Obligation” of ¥2.3 billion.

Operating segments information

Total trading transactions, Revenue — gross trading profit and net income by operating segments for the six-month period of this year are given below.
See page 1 for an explanation of Total trading transactions.

(1)	Metal Products & Minerals Segment

Total trading transactions increased ¥71.3 billion to ¥1,004.4 billion, reflecting steady growth in the export of steel products and the offshore transactions of iron ore. Revenue — gross trading profit rose ¥2.7 billion to ¥37.2 billion, because the transaction of iron ore, steel scraps and non-ferrous metals in overseas subsidiaries showed firm performance. Net income increased ¥2.6 billion to ¥9.9 billion, due to gain on sale of securities of an iron ore related associated company and the contribution of equity in earnings from other overseas mineral resources associated companies.

(2)	Machinery, Electronics & Information Segment

Total trading transactions increased ¥161.7 billion to ¥1,278.8 billion due to the increased transactions of industrial plants and ocean transport vessels, and the automobile related subsidiaries newly transferred from the Europe Segment in order to integrate them in this segment. Revenue — gross trading profit rose ¥8.9 billion to ¥63.3 billion mainly due to the increase of the transactions of industrial plant and automobile, and the decrease in a overseas aircraft leasing company. Net income increased by ¥17.8 billion to ¥9.1 billion because in the previous period, this segment reported an impairment of leased aircrafts, provision for doubtful receivables related to weak economic conditions in some Latin America countries and to aircraft financing, and the impairment of an investment in a domestic IT related associated company due to a sharp decline in its stock price.

(3)	Chemical Segment

Total trading transactions increased ¥126.3 billion to ¥802.4 billion, reflecting higher overall market prices for petrochemicals compared to the previous period, and the contribution by the subsidiaries consolidated from this period. Revenue — gross trading profit rose ¥11.3 billion to ¥39.3 billion, mainly in proportion to the increase of total trading transactions. The settlement of an antitrust lawsuit in the United States occurred in this period. Net income increased by ¥7.2 billion to ¥5.6 billion, because this segment experienced a material loss on discontinued operations and the impairment on production facilities due to prolonged deterioration in the markets of ammonia and other petrochemical materials in the previous period.

(4)	Energy Segment

Total trading transactions rose ¥138.5 billion to ¥652.6 billion mainly due to the increase of LNG transaction volume. The parent company and domestic subsidiaries earned the same level as the same period last year nevertheless revenue — gross trading profit decreased ¥2.5 billion to ¥24.8 billion because of the decline in the trading in crude oil and petroleum products in overseas subsidiaries. Net income decreased ¥2.9 billion to ¥10.2 billion, which is partly attributable to the cumulative effect of applying SFAS No. 143.

(5)	Consumer Products & Services Segment

Total trading transactions rose ¥16.5 billion to ¥1,101.1 billion because of the expansion in market categories in domestic food related subsidiaries and the contribution of newly acquired food related subsidiaries. Revenue — gross trading profit increased ¥4.3 billion to ¥54.7 billion, reflecting the growth in total trading transactions and the strong performance in the condominium apartment business. Net income slightly increased ¥1.0 billion to ¥5.2 billion because the improvement in Revenue—gross trading profit was offset by the increase of SGA expense of those newly acquired subsidiaries and the decline in equity in earning from a food related associated company in the United States.

(6)	Domestic Branches and Offices Segment

Total trading transactions declined ¥7.4 billion to ¥849.3 billion mainly due to continuing lower domestic demand. Revenue—gross trading profit also decreased by ¥1.1 billion to ¥19.8 billion in proportion to the decrease in total trading transactions. Meantime, net income increased ¥2.9 billion to ¥6.4 billion due to the decline in SGA expense and the improvement in interest expense, net of interest income.

(7)	Americas Segment

Total trading transactions increased ¥48.1 billion to ¥651.9 billion mainly due to the increase of the transaction in an energy-trading subsidiary. Revenue—gross trading profit declined ¥1.4 billion to ¥20.9 billion due to the decline in steel products and machinery business in a trading subsidiary located in the United States despite the increase in the energy-trading subsidiary. Net income declined ¥2.5 billion to net loss of ¥0.1 billion mainly attributable to the antitrust lawsuit settlement.

(8)	Europe Segment

Total trading transactions rose ¥45.2 billion to ¥326.1 billion. This is because the transactions of crude oil and non-ferrous metals in a trading subsidiary located in the United Kingdom increased while this increase was partly offset by the transfer of automotive related subsidiaries to the Machinery, Electronics & Information Segment as part of the reorganization of automobile business in Europe. Revenue—gross trading profit declined ¥2.1 billion to ¥9.1billion in proportion to the decrease in total trading transactions. Net income declined ¥0.9 billion to ¥0.4 billion, due to the impairment of securities of a chemical related associated company and the decline in the performance of trading of an energy related trading subsidiary.

(9)	Other Overseas Areas Segment

Total trading transactions rose ¥4.3 billion to ¥686.0 billion mainly due to the increase of the transactions of steel products and chemical products in a trading subsidiary located in Hong Kong. Revenue—gross trading profit of ¥11.6 remained almost the same level as the previous period. Net income increased by ¥0.9 billion to ¥4.0 billion mainly due to the increase of dividend income, which a trading subsidiary located in Hong Kong received.

Statements of Consolidated Income
(Unaudited)

(Millions of Yen)

			Comparison with
			previous period
			Increase/(Decrease)
	Six-Month Period Ended	Six-Month Period Ended
	September 30, 2003	September 30, 2002	Amount	%

Revenue — Gross Trading Profit	¥293,592	¥274,674	¥18,918	6.9
Total trading transactions:
Six-month period ended September 30, 2003 ¥5,949,940 million
Six-month period ended September 30, 2002 ¥5,459,070 million
Expenses and Other :
Selling, general and administrative	239,777	220,761	19,016
Provision for doubtful receivables	3,608	6,263	(2,655)
Interest expense, net of interest income	1,590	3,241	(1,651)
Dividend income	(10,837)	(10,161)	(676)
Gain on sales of securities — net	(11,063)	(8,816)	(2,247)
Loss on write-down of securities	6,561	10,930	(4,369)
Loss on disposal or sale of property and equipment — net	645	984	(339)
Impairment loss of long-lived assets	12,905	13,240	(335)
Other expense — net	11,655	3,803	7,852

Total	254,841	240,245	14,596

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	38,751	34,429	4,322	12.6
Income Taxes :
Current	18,900	22,468	(3,568)
Deferred	3,263	(7,178)	10,441

Total	22,163	15,290	6,873

Income from Continuing Operations before Minority Interests and Equity in Earnings	16,588	19,139	(2,551)	(13.3)
Minority Interests in Earnings of Subsidiaries	(3,576)	(2,327)	(1,249)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	16,096	11,812	4,284
Income from Continuing Operations	29,108	28,624	484	1.7
Loss from Discontinued Operations — Net (After Income Tax Effect)	(1,001)	(3,835)	2,834
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	(2,285)	—	(2,285)
Net Income	¥25,822	¥24,789	¥1,033	4.2

Consolidated Balance Sheets
(Unaudited)

(Millions of Yen)

Assets

	September 30,	March 31,	Increase/
	2003	2003	(Decrease)

Current Assets:
Cash and cash equivalents	¥662,963	¥694,813	¥(31,850)
Time deposits	35,322	37,702	(2,380)
Marketable securities	64,283	64,487	(204)
Trade receivables:
Notes and loans, less unearned interest	458,379	467,820	(9,441)
Accounts	1,557,996	1,589,379	(31,383)
Associated companies	167,628	195,411	(27,783)
Allowance for doubtful receivables	(21,404)	(21,236)	(168)
Inventories	480,038	488,672	(8,634)
Advance payments to suppliers	54,148	57,090	(2,942)
Deferred tax assets — current	30,071	35,819	(5,748)
Other current assets	238,847	221,787	17,060

Total current assets	3,728,271	3,831,744	(103,473)

Investments and Non-current Receivables:
Investments in and advances to associated companies	670,038	584,511	85,527
Other investments	566,805	525,063	41,742
Non-current receivables, less unearned interest income	525,797	674,681	(148,884)
Allowance for doubtful receivables	(119,459)	(139,793)	20,334
Property leased to others — at cost, less accumulated depreciation	238,719	240,304	(1,585)

Total investments and non-current receivables	1,881,900	1,884,766	(2,866)

Property and Equipment — at Cost:
Land, land improvements and timberlands	229,875	232,469	(2,594)
Buildings, including leasehold improvements	344,929	347,408	(2,479)
Equipment and fixtures	371,143	342,012	29,131
Vessels	23,458	19,970	3,488
Projects in progress	21,977	20,801	1,176
Total	991,382	962,660	28,722
Accumulated depreciation	(409,311)	(391,733)	(17,578)
Net property and equipment	582,071	570,927	11,144
Intangible Assets, less Accumulated Amortization	106,527	71,179	35,348
Deferred Tax Assets — Non-current	42,590	53,527	(10,937)
Other Assets	129,634	128,377	1,257

Total	¥6,470,993	6,540,520	¥(69,527)

Note:	The companies changed their policy concerning which items are treated as cash equivalents on April 1, 2003. In relation to this change, the amounts of cash and cash equivalents and marketable securities as of March 31, 2003 have been restated.

(Millions of Yen)

Liabilities and Shareholders’ Equity

	September 30,	March 31,	Increase/
	2003	2003	(Decrease)

Current Liabilities:
Short-term debt	¥ 574,612	¥ 690,881	¥(116,269)
Current maturities of long-term debt	427,581	417,063	10,518
Trade payables:
Notes and acceptances	119,573	124,276	(4,703)
Accounts	1,368,793	1,417,472	(48,679)
Associated companies	73,140	77,033	(3,893)
Accrued expenses:
Income taxes	18,706	23,076	(4,370)
Interest	19,265	23,633	(4,368)
Other	35,598	39,681	(4,083)
Advances from customers	77,947	73,155	4,792
Other current liabilities	151,153	139,060	12,093

Total current liabilities	2,866,368	3,025,330	(158,962)

Long-term Debt, less Current Maturities	2,516,513	2,500,470	16,043
Accrued Pension Costs and Liability for Severance Indemnities	53,996	53,148	848
Deferred Tax Liabilities—Non-current	42,946	31,459	11,487
Minority Interests	75,952	67,966	7,986
Shareholders’ Equity:
Common stock	192,487	192,487	—
Capital surplus	287,758	287,756	2
Retained earnings:
Appropriated for legal reserve	36,601	36,382	219
Unappropriated	513,314	494,038	19,276
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	46,385	3,405	42,980
Foreign currency translation adjustments	(155,346)	(141,053)	(14,293)
Minimum pension liability adjustment	(4,833)	(6,731)	1,898
Net unrealized gains and losses on derivatives	355	(2,759)	3,114

Total accumulated other comprehensive loss	(113,439)	(147,138)	33,699
Treasury stock, at cost	(1,503)	(1,378)	(125)

Total shareholders’ equity	915,218	862,147	53,071

Total	¥6,470,993	¥6,540,520	¥(69,527)

Statements of Consolidated Shareholders’ Equity

(Millions of Yen)

	Six-Month Period Ended	Year Ended
	September 30, 2003	March 31, 2003

	(Unaudited)
Common Stock:
Balance at beginning of period	¥192,487	¥192,487

Balance at end of period	¥192,487	¥192,487

Capital Surplus:
Balance at beginning of period	¥287,756	¥287,756
Gain on sales of treasury stock	2	—

Balance at end of period	¥287,758	¥287,756

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥36,382	¥35,873
Transfer from unappropriated retained earnings	219	509

Balance at end of period	¥36,601	¥36,382

Unappropriated:
Balance at beginning of period	¥494,038	¥476,074
Net income	25,822	31,138
Cash dividends paid	(6,327)	(12,665)
Dividends paid per share:
Six-month period ended September 30, 2003, ¥4.0;
Year ended March 31, 2003, ¥8.0
Transfer to retained earnings appropriated for legal reserve	(219)	(509)

Balance at end of period	¥513,314	¥494,038

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of period	¥(147,138)	¥(76,918)
Unrealized holding gains and losses on available-for-sale securities	42,980	(40,841)
Foreign currency translation adjustments	(14,293)	(22,384)
Minimum pension liability adjustment	1,898	(6,358)
Net unrealized gains and losses on derivatives	3,114	(637)

Balance at end of period	¥(113,439)	¥(147,138)

Treasury Stock, at Cost:
Balance at beginning of period	¥(1,378)	¥(302)
Purchases of treasury stock	(149)	(1,076)
Sales of treasury stock	24	—

Balance at end of period	¥(1,503)	¥(1,378)

Note: Appropriations of retained earnings are reflected in the financial statements upon shareholders’ approval.

(Millions of Yen)

	Six-Month Period Ended	Year Ended
	September 30, 2003	March 31, 2003

	(Unaudited)
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥25,822	¥31,138

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	42,980	(40,841)
Foreign currency translation adjustments	(14,293)	(22,384)
Minimum pension liability adjustment	1,898	(6,358)
Net unrealized gains and losses on derivatives	3,114	(637)

Changes in equity from nonowner sources	¥59,521	¥(39,082)

Statements of Consolidated Cash Flows
(Unaudited)

(Millions of Yen)

	Six-Month	Six-Month
	Period Ended	Period Ended
	September 30, 2003	September 30, 2002

Operating Activities:
Net income	¥25,822	¥24,789
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations — net (after income tax effect)	1,001	3,835
Cumulative effect of change in accounting principle (after income tax effect)	2,285	—
Depreciation and amortization	27,259	27,425
Provision for doubtful receivables	3,608	6,263
Equity in earnings of associated companies, less dividends received	(9,291)	(5,888)
Deferred income taxes	3,263	(7,178)
Gain on sales of securities — net	(11,063)	(8,816)
Loss on write-down of securities	6,561	10,930
Loss on disposal or sale of property and equipment — net	645	984
Impairment loss of long-lived assets	12,905	13,240
Decrease in trade receivables	95,297	106,445
Decrease (increase) in inventories	5,938	(4,230)
Decrease in trade payables	(73,990)	(98,162)
Net change in accrued pension costs and liability for severance indemnities	(416)	(3,518)
Other — net	12,461	7,523

Net cash provided by operating activities	102,285	73,642

Investing Activities:
Net decrease in time deposit	1,603	43,842
Investments in and advances to associated companies	(141,712)	(28,817)
Sales of investments in and collection of advances to associated companies	59,869	2,913
Acquisition of other investments	(77,749)	(77,910)
Proceeds from sale of other investments	84,821	104,975
Increase in long-term loan receivables	(21,722)	(31,512)
Collection of long-term loan receivables	40,749	39,805
Additions to property leased to others and property and equipment	(58,101)	(58,001)
Proceeds from sale of property leased to others and property and equipment	21,915	50,073

Net cash (used in) provided by investing activities	(90,327)	45,368

Financing Activities:
Net decrease in short-term debt	(142,602)	(9,304)
Proceeds from long-term debt	452,898	290,147
Repayment of long-term debt	(340,442)	(289,020)
Net purchases of treasury stock	(99)	(291)
Payment of cash dividends	(6,327)	(6,334)

Net cash used in financing activities	(36,572)	(14,802)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,236)	(7,266)

Net (Decrease) Increase in Cash and Cash Equivalents	(31,850)	96,942
Cash and Cash Equivalents at Beginning of Period	694,813	633,583

Cash and Cash Equivalents at End of Period	¥662,963	¥730,525

Notes: 1. In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2002 relating to discontinued
                operations have been reclassified.
            2. The companies changed their policy concerning which items are treated as cash equivalents on April 1, 2003.
The figures for the six-month period ended September 30, 2002 have been restated.

Basis of Financial Statements and Summary of

Significant Accounting Policies
(Unaudited)

I.	Basis of Financial Statements

The accompanying unaudited semi-annual consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”).

II.	Summary of Significant Accounting Policies

(1)	Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2)	Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in net income.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest expense, net of interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in the Shareholders’ Equity after income tax effects.

(3)	Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property.

(4)	Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(5)	Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on delivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6)	Business combinations and intangible assets

Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7)	Discontinued operations

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Loss from Discontinued Operations — Net (After Income Tax Effect)” in accordance with SFAS No. 144. The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the previous periods have been reclassified.

(8)	Asset retirement obligations

On April 1, 2003, the companies adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record a liability for an asset retirement obligation at fair value in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

The companies recognized the cumulative effect of initially applying SFAS No. 143 as a separate line item in the Statements of Consolidated Income under “Cumulative Effect of Change in Accounting Principle (After Income Tax Effect),” which represents the difference between the amounts recognized in the Consolidated Balance Sheets prior to the application of SFAS No. 143 and the net amount that is recognized in the Consolidated Balance Sheets pursuant to provisions of SFAS No. 143 for the asset retirement obligations and related costs as of April 1, 2003.

(9)	Derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities

In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes under the FASB Emerging Issues Task Force No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total trading transactions effective April 1, 2003. In relation to this change, the Statements of Consolidated Income for the six-month period ended September 30, 2002 and for the fiscal year ended March 31, 2003 have been restated.

(10)	Cash and cash equivalents

On April 1, 2003, the companies changed their accounting policy concerning which items are treated as cash equivalents in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows. Cash and cash equivalents formerly included cash, certificates of deposit and time deposits with original maturities of three months or less. In addition to the above, the companies decided to include financing bills and commercial papers with original maturities of three months or less, which are readily convertible into cash and have no significant risk of change in value, in cash equivalents. This change reflects the recent change to the companies’ short-term cash management policies and has been made to more fairly present their financial position and cash flows.

In relation to this change, the amounts in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows for the prior periods have been restated. As a result of this restatement, cash and cash equivalents increased by ¥32,998 million and ¥34,597 million and marketable securities decreased by the same amounts in the Consolidated Balance Sheets as of September 30, 2002 and March 31, 2003, respectively. Also, net cash provided by or used in investing activities increased by ¥7,402 million and ¥9,000 million in the Statements of Consolidated Cash Flows for the six-month period ended September 30, 2002 and the year ended March 31, 2003, respectively.

In addition, cash and cash equivalents increased by ¥111,497 million and marketable securities decreased by the same amount in the Consolidated Balance Sheets as of September 30, 2003, and net cash used in investing activities decreased by ¥76,900 million in the Statements of Consolidated Cash Flows for the six-month period ended September 30, 2003, compared with the amounts based on the previous accounting policy.

(11)	Reclassification

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Net Income per Share
(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2003 and 2002:

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

	Net income	Shares
	(numerator)	(denominator)	Per share amount

	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	25,822	1,581,283	16.33
Effect of Dilutive Securities:
1.05% convertible bonds due 2009	291	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	26,113	1,686,602	15.48

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

	Net income	Shares
	(numerator)	(denominator)	Per share amount

	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	24,789	1,582,972	15.66
Effect of Dilutive Securities:
1.5% convertible bonds redeemed on March 31, 2003	75	19,266
1.05% convertible bonds due 2009	291	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	25,155	1,707,557	14.73

Segment Information
(Unaudited)

1.	Operating Segment Information

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

(Millions of Yen)

	Metal Products	Machinery, Electronics &			Consumer Products &	Domestic Branches and
	& Minerals	Information	Chemical	Energy	Services	Offices

Total Trading Transactions:
External customers	856,920	1,199,853	610,307	598,397	1,041,747	729,126
Intersegment	147,506	78,987	192,119	54,172	59,385	120,151

Total	1,004,426	1,278,840	802,426	652,569	1,101,132	849,277

Revenue — Gross Trading Profit	37,186	63,297	39,275	24,848	54,708	19,757
Operating Income (Loss)	13,952	10,741	14,093	9,005	9,200	4,285
Net Income (Loss)	9,888	9,063	5,608	10,201	5,227	6,369

Total Assets at September 30, 2003	976,425	1,207,147	504,838	493,116	893,033	454,063

			Other	Corporate and	Consolidated
	Americas	Europe	Overseas Areas	Eliminations	Total

Total Trading Transactions:
External customers	422,614	170,808	301,027	19,141	5,949,940
Intersegment	229,268	155,341	384,978	(1,421,907)	—

Total	651,882	326,149	686,005	(1,402,766)	5,949,940

Revenue — Gross Trading Profit	20,905	9,121	11,594	12,901	293,592
Operating Income (Loss)	4,465	979	(777)	(15,736)	50,207
Net Income (Loss)	(112)	444	3,993	(24,859)	25,822

Total Assets at September 30, 2003	388,981	213,527	215,278	1,124,585	6,470,993

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

(Millions of Yen)

	Metal Products	Machinery, Electronics &			Consumer Products &	Domestic Branches and
	& Minerals	Information	Chemical	Energy	Services	Offices

Total Trading Transactions:
External customers	805,633	1,027,679	523,214	481,415	1,021,135	738,730
Intersegment	127,526	89,459	152,891	32,625	63,507	117,942

Total	933,159	1,117,138	676,105	514,040	1,084,642	856,672

Revenue — Gross Trading Profit	34,458	54,404	27,933	27,364	50,439	20,849
Operating Income (Loss)	12,451	518	6,003	13,809	9,799	2,095
Net Income (Loss)	7,239	(8,723)	(1,590)	13,144	4,222	3,510

Total Assets at September 30, 2002	904,886	1,308,144	451,808	455,210	821,667	485,830

			Other	Corporate and	Consolidated
	Americas	Europe	Overseas Areas	Eliminations	Total

Total Trading Transactions:
External customers	370,294	179,101	292,482	19,387	5,459,070
Intersegment	233,522	101,824	389,248	(1,308,544)	—

Total	603,816	280,925	681,730	(1,289,157)	5,459,070

Revenue — Gross Trading Profit	22,342	11,235	11,605	14,045	274,674
Operating Income (Loss)	5,562	2,309	(1,116)	(3,780)	47,650
Net Income (Loss)	2,351	1,371	3,123	142	24,789

Total Assets at September 30, 2002	417,393	260,422	233,592	1,058,760	6,397,712

Notes:	1.	In accordance with SFAS No. 144, the figures of “Consolidated Total” for the six-month period ended September 30, 2002 have been reclassified. The reclassifications to “Loss from Discontinued Operations — Net (After Income Tax Effect)” are included in “Corporate and Eliminations.”
2.	Net loss of “Corporate and Eliminations” for the six-month period ended September 30, 2003 includes a) ¥6,049 million in pension related costs and b) ¥7,761 million in impairment losses of long-lived assets (all amounts are after income tax effects).
3.	Total assets of “Corporate and Eliminations” at September 30, 2003 and 2002 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Revenue — Gross Trading Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
6.	All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total Trading Transactions effective April 1, 2003. In relation to this change, the figures for the six-month period ended September 30, 2002 have been restated.

2.	Geographic Area Segment Information

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated

Total Trading Transactions:
Outside	4,763,229	481,736	270,120	284,353	33,460	117,042	—	5,949,940
Interarea	361,278	164,929	139,109	204,634	105,811	130,724	(1,106,485)	—

Total	5,124,507	646,665	409,229	488,987	139,271	247,766	(1,106,485)	5,949,940

Operating Income (Loss)	19,905	8,996	1,945	4,647	9,393	5,486	(165)	50,207

Identifiable Assets at September 30, 2003	5,371,164	780,198	508,515	345,156	218,132	208,288	(1,630,498)	5,800,955

Investments in and advances to associated companies								670,038

Total Assets at September 30, 2003								6,470,993

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated

Total Trading Transactions:
Outside	4,409,673	438,964	248,445	237,200	38,697	86,091	—	5,459,070
Interarea	293,943	169,123	117,002	164,857	179,520	133,430	(1,057,875)	—

Total	4,703,616	608,087	365,447	402,057	218,217	219,521	(1,057,875)	5,459,070

Operating Income	11,887	9,958	4,876	2,722	12,677	4,624	906	47,650

Identifiable Assets at September 30, 2002	5,226,476	911,866	536,663	368,855	216,157	243,350	(1,609,654)	5,893,713

Investments in and advances to associated companies								503,999

Total Assets at September 30, 2002								6,397,712

Notes:

1.	In addition to the disclosure based on SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

2.	In accordance with SFAS No.144, the results of discontinued operations are eliminated from Total Trading Transactions and Operating Income (Loss) in each geographic area segment. The figures in the previous period have been reclassified.

3.	Other Areas consist principally of Latin America and the Middle East.

4.	Transfers between geographic areas are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Revenue — Gross Trading Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total Trading Transactions effective April 1, 2003. In relation to this change, the figures for the six-month period ended September 30, 2002 have been restated.

Marketable Securities

Debt and Equity Securities

At September 30, 2003 and March 31, 2003, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

September 30, 2003(Unaudited) :

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains-net

Available-for-sale:
Marketable equity securities	150,791	236,131	85,340
Foreign debentures, commercial paper and other debt securities	215,535	215,700	165

			Unrealized Holding
	Amortized Cost	Fair Value	Gains-net

Held-to-maturity debt securities, consisting principally of foreign debentures	11,302	11,316	14

March 31, 2003:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains-net

Available-for-sale:
Marketable equity securities	140,475	156,146	15,671
Foreign debentures, commercial paper and other debt securities	130,091	130,175	84

			Unrealized Holding
	Amortized Cost	Fair Value	Gains-net

Held-to-maturity debt securities, consisting principally of foreign debentures	16,793	16,804	11